XATA CORPORATION
965 Prairie Center Drive
Eden Prairie, MN 55344
June 9, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Barbara C. Jacobs
Assistant Director

Re:	XATA Corporation
Registration Statement on Form S-3
File No. 333-158776
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, XATA Corporation hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated and that such Registration Statement be permitted to become effective at 3pm Eastern time on June 10, 2009, or as soon thereafter as possible.
     In connection with this request, the Company hereby acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Wesley C. Fredenburg
Wesley C. Fredenburg
General Counsel